UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15-d 16 of
The Securities Exchange Act of 1934

FOR THE PERIOD ENDED:  April 21, 2003

COMMISSION FILE NUMBER:  0-30314

DEALCHECK.COM INC.

(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA

(Jurisdiction of Incorporation)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive Offices)

(416) 860 0211

(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEALCHECK.COM INC.

(Registrant)

April 21, 2003	By: /s/ Terence Robinson

Date	Chief Executive Officer

BONTAN CORPORATION INC.
(FORMERLY DEALCHECK.COM INC.)
ANNOUNCES CERTAIN CORPORATE CHANGES

NEWS RELEASE:

TORONTO, ON - April 21, 2003, Bontan Corporation Inc. (OTCBB:  BNTNF), formerly Dealcheck.Com Inc. ("Dealcheck"), (OTCBB:  DCHK), announced the following corporate changes:

1.	The name of the company changed from Dealcheck.com Inc. to Bontan Corporation Inc.

2.	The common shares of the company have been consolidated such that one "Bontan" share would be exchanged for every seven "Dealcheck" shares

Both the above changes were approved by the shareholders in the last annual and special meeting on November 28, 2002 and authorized by the directors in their meeting of March 25, 2003. The new CUSIP Number for the company is 09852M 10 1 and the number of post-consolidated shares outstanding is 2,032,286.

All fractional shares resulting from the reverse stock split will be treated as follows:

(a)	Shareholders holding fewer than the minimum number of shares resulting in less than ten shares after the reverse split will not be issued new shares. Their shares will be converted into the right to receive cash. Such cashed-out shareholders will receive a cash payment consideration of an amount based on the average of the closing prices per share of Common Stock on OTCBB, NASDAQ for the period of three consecutive trading days ending on the effective date, without interest.

(b)	For the purpose of (a) above, shareholders holding common stock in street name through a nominee (such as a broker or bank) will be treated in the same manner as the shareholders whose shares are registered in their names. Their nominees will be instructed to effect the reverse split for their beneficial holders.

(c)	Any cashed-out shareholder with share certificate(s) will receive a letter of transmittal after the reverse split is completed. These shareholders must complete and sign the letter of transmittal and return it with their stock certificate(s) to the Corporation's registered office. The Corporation will remit the cash payment within three days of the receipt of the transmittal letter and certificate(s).

(d)	Shareholders holding more than the minimum number of shares resulting in more than ten shares after the reverse split will be issued new shares when they surrender their old shares to the Transfer Agent, Equity Transfer Services Inc. For this purpose, new shares will be rounded up to the nearest whole number.

(e)	The Corporation will directly communicate with those shareholders holding less than the minimum number of shares and all nominees on the shareholders records on the effective date.

The company felt that at this time it was prudent to effect a name change to avoid any undue emphasis on the technology sector and to effect a consolidation of its shares in order to attract a suitable acquisition or merger candidate as well as potential new financing. At this time, the company is considering a number of deals and is in talks with certain investors for future funding of projects.

The company's current project comprises development of an Internet-oriented medical device based on BluetoothTM technology through its wholly owned subsidiary. The final prototype development of the device has however run into several unforeseen technical difficulties, which has delayed its completion for an indefinite period of time. Meanwhile, the costs incurred on the project have been fully written off for accounting purposes.

Most of the external debts of the company were successfully settled through issuance of common shares, thus improving the balance sheet profile of the company and reducing its cash requirements, making it possible for future cash to be invested in new businesses rather than in settlement of debts.

The company also announces changes in their transfer agent. Equity Transfer Services Inc., replaced CIBC Mellon effective April 9, 2003 and will now be responsible for handling the above changes.

For further information, please contact Kam Shah, CFO at 416-860-0174. For investor relations, please contact Robert Kennedy at 416-860-0211.

For stock certificates and related matters, please contact our transfer agent at 416-361-0152, attn. Mr. Paul Jensen, mailing address: suite 420, 120 Adelaide St. W., Toronto, ON M5H 4C3.

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act").  In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act.  Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.